Exhibit 99.1

Huize Holding Limited Reports First Quarter 2022 Unaudited Financial Results

SHENZHEN, China, June 24, 2022 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial and Operational Highlights

•

Resilient business performance: Gross Written Premiums (“GWP”) facilitated on our platform in the first quarter of 2022 slightly decreased by 4.0% to RMB1,338.0 million from RMB1,393.8 million in the first quarter of 2021. Renewal premiums facilitated on our platform in the first quarter of 2022 increased by 113.9% to RMB1,077.8 million from RMB504.0 million in the first quarter of 2021, driven by continued robust persistency ratios of approximately 94%.

•

Effective cost control: Total operating costs and expenses decreased by 59.7% year-over-year to RMB285.2 million, resulting in a US GAAP net profit attributable to common shareholders of RMB10.6 million (US$1.7 million) for the first quarter of 2022.

•	Robust balance sheet and liquidity: As of March 31, 2022, our cash and cash equivalents amounted to RMB376.1 million (US$59.3 million).

•

Cumulative number of insurance clients served increased to approximately 8.0 million, compared to 7.0 million in the first quarter of 2021. We cooperated with 100 insurer partners, including 57 life and health insurance companies and 43 property & casualty insurance companies, as of March 31, 2022.

Mr. Cunjun Ma, Founder and CEO of Huize commented, “Against the backdrop of industry regulatory changes, challenging macroeconomic headwinds and the ongoing pandemic, we are very pleased to report a set of resilient operating and financial results in the first quarter of 2022, underpinned by our time-tested business model with a focus on serving the emerging middle-class consumers in China for their long-term insurance needs, and our continued focus on improving profitability by executing on our group-wide organizational structure optimization which resulted in significant cost savings during the quarter.

We continued to work with our insurer partners to co-develop various long-term customized savings and protection products, demonstrating our agile response to the dynamic operating environment and our strengths in product innovation. The GWP contribution of long-term insurance products remained above 90% for the tenth consecutive quarter. Our guidance demonstrates our confidence that with an expected macro recovery and improving operating efficiency, we expect to achieve quarterly profitability in the second half of 2022.

We have set a strategic roadmap for the next three years to build an omnichannel digital insurance service ecosystem that integrates “Agents, Businesses, Customers (ABC)” by leveraging on our investments in technology and digitalization since our IPO in 2020. To customers, we will leverage our proven online platform with our expanding offline service coverage to deepen engagements with our high-value customers to enhance retention and repeat purchases, and further drive customer lifetime values. To businesses, we will further drive industry digitalization by developing and exporting technology to insurance companies to support digital customer relationship management, underwriting risk management, and insurance claims. To agents, we have established a new business line targeting independent offline insurance agents to empower them with a diversified insurance product matrix, digital business development tools and customer service support through our core Huize platform.”

First Quarter 2022 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,338.0 million (US$165.7 million) in the first quarter of 2022, a slight decrease of 4.0% from RMB1,393.8 million in the same period of 2021. Of the GWP facilitated in the first quarter of 2022, first year premiums (“FYP”) accounted for RMB260.2 million (or 19.4% of total GWP). Renewal premiums accounted for RMB1,077.8 million (or 80.6% of total GWP), an increase of 113.9% year-over-year.

Operating revenue was RMB299.5 million (US$47.2 million) in the first quarter of 2022, a decrease of 59.3% from RMB735.0 million in the same period of 2021. The decrease in operating revenue was primarily driven by the decrease in FYP facilitated.

Operating costs

Operating costs were RMB149.7 million (US$23.6 million) in the first quarter of 2022, a decrease of 73.2% from RMB557.5 million in the same period of 2021. The decrease was primarily due to lower marketing channel costs.

Operating expenses

Selling expenses decreased by 4.0% year-over-year to RMB73.9 million (US$11.7 million) in the first quarter of 2022, compared with RMB77.0 million in the same period of 2021, which was primarily due to a decrease in advertising and marketing expenses. On a quarter-over-quarter basis, selling expenses decreased by 34.2%, primarily due to a decrease of RMB24.2 million in personnel costs.

General and administrative expenses decreased by 29.2% year-over-year to RMB38.3 million (US$6.0 million) in the first quarter of 2022, compared with RMB54.1 million in the same period of 2021, primarily driven by a decrease in share-based compensation expenses and a decrease in rental and utilities expenses. On a quarter-over-quarter basis, G&A expenses decreased by 31.7%, primarily due to a decrease in personnel costs and professional service expenses.

Research and development expenses in the first quarter of 2022 were RMB23.3 million (US$3.7 million), an increase of 23.9% from RMB18.8 million in the same period of 2021, primarily due to an increase in personnel costs. On a quarter-over-quarter basis, R&D expenses decreased by 49.3%, primarily due to a decrease in personnel costs.

Net profit attributable to common shareholders and Non-GAAP net profit attributable to common shareholders for the period

Net profit attributable to common shareholders in the first quarter of 2022 was RMB10.6 million (US$1.7 million), compared to a net profit attributable to common shareholders of RMB28.5 million in the same period of 2021. Non-GAAP net profit attributable to common shareholders in the first quarter of 2022 was RMB12.3 million (US$1.9 million), compared to a non-GAAP net profit attributable to common shareholders of RMB38.7 million in the same period of 2021.

Cash and cash equivalents

As of March 31, 2022, the combined balance of the Company’s cash and cash equivalents amounted to RMB376.1 million (US$59.3 million), compared to RMB381.2 million as of December 31, 2021.

Share Repurchase Program

As of April 1, 2022, the Company had purchased an aggregate of 339,336 ADSs for a total amount of approximately US$0.5 million, under its share repurchase program pursuant to which the Company has been authorized to repurchase up to US$5 million ADSs by March 18, 2023, as previously announced on March 18, 2022.

Business Outlook

Based on the Company’s preliminary assessment of the current market conditions, the Company currently expects to achieve quarterly profitability in the second half of 2022. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change as a result of various market uncertainties.

Conference Call

The Company’s management team will hold a Direct Event conference call on Friday, June 24, 2022, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Huize Holding Limited First Quarter 2022 Earnings Conference Call
Conference ID:	#4360707
Registration Link:	http://apac.directeventreg.com/registration/event/4360707

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through June 30, 2022, by dialing the following numbers:

International:	+61-2-8199-0299
Mainland China Toll-Free:	400-820-9035
United States Toll-Free:	+1-855-452-5696
Hong Kong, China Toll Free:	800-963-117

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.3393 to US$1.00, the exchange rate on March 31, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Jasmine Zhu

Phone: +852 2117 0861

Email: jasminezhu@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of March 31
	2021	2022
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	381,158	376,103	59,329
Restricted cash	183,408	121,201	19,119
Contract Assets	—	54,206	8,551
Accounts receivables, net of allowance for impairment	777,262	228,331	36,018
Insurance premium receivables	1,217	883	139
Amounts due from related parties	128	127	20
Deferred costs		5,312	838
Prepaid expense and other receivables	77,511	96,183	15,172

Total current assets	1,420,684	882,346	139,186

Non-current assets
Restricted Cash	44,418	44,316	6,991
Contract Assets	—	4,593	725
Property, plant and equipment, net	48,461	46,638	7,357
Intangible assets, net	21,626	58,915	9,294
Deferred tax assets	605	605	95
Long-term investments	73,001	68,198	10,758
Operating lease right-of-use assets	247,819	241,287	38,062
Goodwill	461	461	73
Other assets	379	47	7

Total non-current assets	436,770	465,060	73,362

Total assets	1,857,454	1,347,406	212,548

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	216,710	216,460	34,146
Accounts payable	680,369	277,683	43,803
Insurance premium payables	124,019	61,500	9,701
Contract liabilities	7,236	7,014	1,106
Other payables and accrued expenses	71,255	66,134	10,433
Payroll and welfare payable	93,451	39,294	6,198
Income taxes payable	2,440	2,440	385
Operating lease liabilities	14,886	14,535	2,293
Amount due to related parties	11,875	6,604	1,042

Total current liabilities	1,222,241	691,664	109,107

Non-current liabilities
Long-term borrowings	20,000	20,000	3,155
Deferred tax liabilities	4,892	14,226	2,244
Operating lease liabilities	249,183	251,374	39,653
Payroll and welfare payable	225	143	23
Total non-current liabilities	274,300	285,743	45,075

Total liabilities	1,496,541	977,407	154,182

Commitments and contingencies
Shareholders’ equity
Class A common shares	62	62	10
Class B common shares	10	10	2
Treasury stock	(9,545)	(11,910)	(1,879)
Additional paid-in capital	896,772	898,994	141,813
Accumulated other comprehensive income	(27,295)	(27,957)	(4,410)
Accumulated deficit	(499,940)	(489,383)	(77,199)

Total shareholders’ equity	360,064	369,816	58,337

Non-controlling interests	849	183	29

Total shareholders’ equity	360,913	369,999	58,366

Total liabilities and shareholders’ equity	1,857,454	1,347,406	212,548

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2021	2022
	RMB	RMB	USD
Operating revenue
Brokerage income	732,630	291,818	46,033
Other income	2,351	7,665	1,209

Total operating revenue	734,981	299,483	47,242

Operating costs and expenses
Cost of revenue	(556,696)	(148,260)	(23,388)
Other cost	(771)	(1,415)	(223)

Total operating costs	(557,467)	(149,675)	(23,611)

Selling expenses	(76,976)	(73,918)	(11,660)
General and administrative expenses	(54,061)	(38,258)	(6,035)
Research and development expenses	(18,833)	(23,343)	(3,682)
Total operating costs and expenses	(707,337)	(285,194)	(44,988)

Operating profit	27,644	14,289	2,254

Other income/(expenses)
Interest income/(expenses)	(220)	(1,255)	(198)
Unrealized exchange (loss)/income	(2)	(14)	(2)
Investment income/(loss)	241	(2,139)	(337)
Others, net	2,638	1,451	229

Profit before income tax, and share of loss of equity method investee	30,301	12,332	1,946

Income tax expense	(1,529)	—	—
Share of loss of equity method investee	(251)	(2,441)	(385)

Net profit	28,521	9,891	1,561

Net loss attributable to non-controlling interests	—	(666)	(105)

Net profit attributable to common shareholders	28,521	10,557	1,666

Net profit	28,521	9,891	1,561
Foreign currency translation adjustment, net of tax	1,223	(662)	(104)

Comprehensive income	29,744	9,229	1,457

Comprehensive loss attributable to non-controlling interests	—	(666)	(105)

Comprehensive income attributable to common shareholders	29,744	9,895	1,562

Weighted average number of common shares used in computing net profit per share
Basic	1,022,963,524	1,025,803,080	1,025,803,080
Diluted	1,036,413,496	1,025,803,080	1,025,803,080
Net profit per share attributable to common shareholders
Basic	0.03	0.01	0.00
Diluted	0.03	0.01	0.00

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2021	2022
	RMB	RMB	USD
Net profit attributable to common shareholders	28,521	10,557	1,666
Share-based compensation expenses	10,227	1,783	281

Non-GAAP net profit attributable to common shareholders	38,748	12,340	1,947